Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 28 DATED JULY 3, 2018
TO THE OFFERING CIRCULAR DATED MAY 11, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated May 11, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Updates

Ascent Senior Loan – 10-27 Real LLC

On May 4, 2018, 10-27 Real LLC paid off the investment for the full amount of the 3-Unit Condo Senior Loan principal drawn to date plus interest. All interest payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 11.8%. Principal drawn to date amounted to approximately $3,129,846 as of the pay-off date. 10-27 Real LLC sold two of the condo units to private buyers and the proceeds from the sales paid off the investment.

Ascent Senior Loan – 10-18 Real LLC

On June 27, 2018, 10-18 Real LLC paid off the investment for the full amount of the 2-Unit Condo Senior Loan principal drawn to date plus interest. All interest payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 12.3%. Principal drawn to date amounted to $1,990,000 as of the pay-off date. We assigned the 2-Unit Condo Senior Loan to Emerald Creek Capital and the proceeds from the assignment paid off the investment.